Enlight Renewable Energy Ltd.

13 Amal St. Afek Industrial Park

Rosh Ha’ayin 4809249, Israel

February 7, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jennifer O’Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd.

Registration Statement on Form F-1 (File No. 333-269311)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-269311) (the “Registration Statement”) of Enlight Renewable Energy Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, February 9, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gilad Zohari at (212) 906-4667.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Gilad Zohari of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[signature page follows]

February 7, 2023

Very truly yours,

Enlight Renewable Energy Ltd.

By:	/s/ Nir Yehuda
Name: Nir Yehuda
Title: Chief Financial Officer